Exhibit 99.6

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Directors of The Toronto-Dominion Bank

Opinion

We have audited the consolidated financial statements of The Toronto-Dominion Bank and its subsidiaries (TD) which comprise the Consolidated Balance Sheet as at October 31, 2021 and 2020, and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, and Consolidated Statement of Cash Flows for each of the years in the three-year period ended October 31, 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of TD as at October 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of TD in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the year ended October 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Allowance for credit losses
Key audit matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to the allowance for credit losses in Note 3 of the consolidated financial statements. As disclosed in Note 7 and Note 8 to the consolidated financial statements, TD recognized $7,255 million in allowances for credit losses on its consolidated balance sheet using an expected credit loss model (ECL). The ECL is an unbiased and probability-weighted estimate of credit losses expected to occur in the future, which is based on the probability of default (PD), loss given default (LGD) and exposure at default (EAD) or the expected cash shortfall relating to the underlying financial asset. The ECL is determined by evaluating a range of possible outcomes incorporating the time value of money and reasonable and supportable information about past events, current conditions, and future economic forecasts. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the application of significant judgment and involvement of specialists because of the sophistication of the models, the forward-looking nature of the key assumptions, and the inherent interrelationship of the critical variables used in measuring the ECL. Key areas of judgment include evaluating: (i) the models and methodologies used for measuring both the 12-month and lifetime expected credit losses; (ii) the assumptions used in the ECL scenarios including forward-looking information (FLI) and assigning probability weighting; (iii) the determination of SICR; and (iv) the assessment of the qualitative component applied to the modelled ECL based on management’s expert credit judgment. Management has applied a significant level of judgment in the areas noted above in determining the impact of COVID-19 on the allowance for credit losses. Specifically, management has applied judgement in assessing the impact of COVID-19 on expected credit losses by considering migration in borrower credit scores, industry and geographic specific COVID-19 impacts, payment support initiatives introduced by TD and governments, and the persistence of the economic shutdown.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the allowance for credit losses. The controls we tested included, amongst others, the development and validation of models and selection of appropriate inputs including economic forecasting, determination of non-retail borrower risk ratings, the integrity of the data used including the associated controls over relevant information technology (IT) systems, and the governance and oversight over the modelled results and the use of expert credit judgment.

To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk specialists to assess whether the methodology and assumptions, including management’s SICR triggers, used in significant models that estimate the ECL across various portfolios are consistent with the requirements of IFRS and industry standards. This included reperforming the model validation procedures for a sample of models to evaluate whether management’s conclusions were appropriate. With the assistance of our economic specialists, we evaluated the models, methodology and process used by management to develop the FLI variable forecasts for each scenario and the scenario probability weights. For a sample of FLI variables, we compared management’s FLI to independently derived forecasts and publicly available information. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We tested the completeness and accuracy of data used in measuring the ECL by agreeing to source documents and systems and evaluated a sample of management’s non-retail borrower risk ratings against TD’s risk rating policy. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends, including the impact of COVID-19. We also assessed the adequacy of disclosures related to the allowance for credit losses.

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Fair value measurement of derivatives
Key audit matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to the fair value measurement of derivatives in Note 3 of the consolidated financial statements. As disclosed in Note 5 of the consolidated financial statements, TD has derivative assets of $54,427 million and derivative liabilities of $57,122 million recorded at fair value. Of these derivatives, certain trades are complex and illiquid and require valuation techniques that may include complex models and non-observable inputs, requiring management’s estimation and judgment.

Auditing the valuation of certain derivatives required the application of significant auditor judgment and involvement of valuation specialists in assessing the complex models and non-observable inputs used, including any significant valuation adjustments applied. Certain valuation inputs used to determine fair value that may be non-observable include volatilities, correlations, and credit spreads. The valuation of certain derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, including those related to technology, over the valuation of TD’s derivative portfolio. The controls we tested included, amongst others, the controls over the suitability and mechanical accuracy of models used in the valuation of derivatives, controls over management’s independent assessment of fair values, including the integrity of data used in the valuation such as the significant inputs noted above, controls over relevant IT systems, and controls over the review of significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by TD. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used to estimate the fair value, which involved obtaining significant inputs from independent external sources. For a sample of valuation adjustments, we utilized the assistance of our valuation specialists to evaluate the methodology applied against industry practice and performed a recalculation of these adjustments. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Valuation of provision for unpaid claims
Key audit matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to the valuation of provisions for unpaid claims in Note 3 of the consolidated financial statements. As disclosed in Note 22 to the consolidated financial statements, TD has recognized $7,676 million in insurance-related liabilities on its consolidated balance sheet. The insurance-related liabilities include a provision for unpaid claims, which is determined in accordance with accepted actuarial practices.

Auditing the provision for unpaid claims involved the application of models, methodologies and assumptions that require significant judgment. The main assumption underlying the claims liability estimates is the amount and timing related to incurred insured events including those not yet reported by the claimants. It also considers variables such as discount rate, margin for adverse deviation, past loss experience, current claim trends and the impact changes in the prevailing social, economic and legal environment may have on claims.

How our audit addressed the key audit matter

We evaluated the objectivity, independence and expertise of the actuarial valuator appointed by management. Also, we obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of the provision for unpaid claims. The controls we tested included, amongst others, the controls related to TD’s claims and actuarial processes including over the completeness and accuracy of data flow through the claims administration systems, and the overall review of the provision for unpaid claims by management.

To test the valuation for unpaid claims, our audit procedures included, amongst others, involving our actuarial specialists to independently calculate the provision for unpaid claims on a sample basis. This included assessing the accuracy of TD’s data by agreeing to source systems on a sample basis and benchmarking the assumptions against industry trends. We involved our actuarial specialists in assessing TD’s actuary’s methodologies and significant assumptions, including comparing the rationale for the judgments applied against accepted actuarial practice. We performed data integrity testing of incurred claims, paid claims, and earned premiums used in the estimation of the provision for unpaid claims.

Measurement of provision for uncertain tax positions
Key audit matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to income taxes in Note 3 of the consolidated financial statements. As a financial institution operating in multiple jurisdictions, TD is subject to complex and constantly evolving tax legislation. Uncertainty in a tax position may arise as tax laws are subject to interpretation. TD uses significant judgment in i) determining whether it is probable that TD will have to make a payment to tax authorities upon their examination of certain uncertain tax positions and ii) measuring the amount of the liability.

Auditing the recognition and measurement of TD’s provision for uncertain tax positions involved the application of judgment and is based on interpretation of tax legislation and jurisprudence.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the recognition and measurement of TD’s provision for uncertain tax positions. This includes controls over the assessment of the technical merits of tax positions and management’s process to measure the provision for uncertain tax positions.

With the assistance of our tax professionals, we assessed the technical merits and the amount recorded for uncertain tax positions. This included using our knowledge of, and experience with, the application of tax laws by the relevant income tax authorities to evaluate TD’s interpretations and assessment of tax laws with respect to uncertain tax positions. We assessed the implications of correspondence received by TD from the relevant tax authorities and evaluated income tax opinions or other third-party advice obtained. We also assessed the adequacy of the disclosures related to uncertain tax positions.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis; and
•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the 2021 Annual Report.

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Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the 2021 Annual Report prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing TD’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate TD or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing TD’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TD’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on TD’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause TD to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within TD to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Carrie Marchitto.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 1, 2021

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December 2, 2021

Shareholders and Directors of The Toronto-Dominion Bank

We are aware that The Toronto-Dominion Bank will furnish EY’s Independent Auditor’s Report prepared in accordance with Canadian generally accepted auditing standards and dated December 1, 2021 as Exhibit 99.6 to its Form 6-K filed on December 2, 2021.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

TD BANK GROUP • 2021 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 4